UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION

              In the Matter of

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NATIONAL FUEL GAS COMPANY                                  TWENTY-FIFTH
LEIDY HUB, INC.                                            CERTIFICATE
ELLISBURG-LEIDY NORTHEAST HUB COMPANY                      PURSUANT TO
                                                             RULE 24
File No. 70-8417

(Public Utility Holding Company Act of 1935)
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                  In accordance  with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is a balance sheet for Ellisburg-Leidy Northeast Hub Company (the Partnership) at December 31, 1999. The Partnership did not have any income statement activity during the three months ended December 31, 1999. Exhibit B is the income statement of Leidy Hub, Inc. for the three and twelve months ended December 31, 1999, and Exhibit C is the balance sheet for Leidy Hub, Inc. at December 31, 1999.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 11th day of February, 2000.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                  By /s/Gerald T. Wehrlin
                     -------------------------------------------
                                Gerald T. Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company

                                  EXHIBIT INDEX
                               (File No. 70-8417)
                               ------------------



(1)     Exhibit A -   Balance  Sheet of Ellisburg-Leidy Northeast Hub Company as
                      of December 31, 1999.

(2)     Exhibit B -   Income  Statement  of  Leidy  Hub,  Inc. for the Three and
                      Twelve Months Ended December 31, 1999.

(3)     Exhibit C -   Balance  Sheet of Leidy Hub, Inc. as of December 31, 1999.